

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Jon W. Swets
Senior Vice President and Chief Financial Officer
Macatawa Bank Corporation
10753 Macatawa Drive
Holland, Michigan 49424

> **Re: Macatawa Bank Corporation**
> **Registration Statement on Form S-1**
> **Filed February 2, 2011**
> **File No. 333-172021**

Dear Mr. Swets:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. As far as practicable, please fill-in all blanks in the next amendment.

2. We note that you have filed a definitive proxy statement with respect to a special meeting of shareholders to increase your number of authorized shares of common stock. When appropriate, please update the prospectus to disclose the results of the special meeting and confirm that you have sufficient authorized and unissued shares of common stock to complete the offerings.

3. In your next amendment, please include compensation information for the fiscal year ended December 31, 2010. See Regulation S-K Compliance and Disclosure Interpretation 217.11.

4.   We note that in 2010, Wayne J. Elhart, Charles C. Geenen, Birgit M. Klohs, Robert L. Herr and Thomas P. Rosenbach were appointed to the Macatawa Bank Corporation Board of Directors. Please revise your disclosure to provide the information with respect to these persons required by Items 401, 404 and 407(a) of Regulation S-K, as applicable, including information regarding the standing committees (i.e., audit, compensation and nominating committees) on which any of these persons currently serve.

Cover Page of Registration Statement

5.   Please provide the telephone number, including area code, of the agent for service.

6.   Please indicate, if true, under the "Calculation of Registration Fee" section that you are registering subscription rights.

Cover Page of Prospectus

7.   Please revise the heading at the top of the page to indicate, in bold face type, that subscription rights are also being offered.

8.   Please disclose in bold face type that the election of a rights holder to exercise rights is irrevocable.

9.   Please indicate the purpose of the offerings on the cover page.

10.   Limit the outside cover page of the prospectus to one page. Refer to Item 501 of Regulation S-K.

11.   Include prominent disclosure on the cover page and elsewhere in the prospectus indicating that (i) the rights offering does not contain a minimum subscription condition, (ii) that shareholders who subscribe may continue to own shares in the company when it and the Bank do not satisfy all minimum regulatory capital requirements and (iii) that the failure to meet minimum regulatory capital requirements could result in significant enforcement actions against the company and the Bank, including a regulatory takeover of the Bank, in which case shareholders would receive little if anything for their investment.

12.   Clarify in the table that "Proceeds to Macatawa Bank Corporation (before expenses)" is based on all shares being sold, and that no assurance can be given that all or any of the shares will be sold.

Jon W. Swets
Macatawa Bank Corporation
February 28, 2011
Page 3

Prospectus Summary

Our Strengths, page 2

13.   Following this section, please include a section captioned "Risks We Face" or something
        similar and provide a cross reference to the Risk Factors section.

Our Market Area, pages 3 - 4

14.   We note that you refer to projections by University of Michigan economists in the third
        paragraph of this section. Please identify these economists and provide specific sources
        for the data. As a related matter, please provide sources for the data you have provided in
        the second, fourth and seventh paragraphs of this section.

Regulatory Developments, pages 7 - 8

15.   Update this section as of the most recent practicable date to specifically discuss (and
        quantify, where appropriate) the status of your compliance with each requirement of the
        Consent Order and the Written Agreement.

16.   Revise to disclose the ongoing SEC fact-finding investigation or provide a cross-
        reference to the relevant risk factor.

Our Capital Needs, page 9

17.   Please revise your disclosure to specifically state the amount of capital you need to raise
        in order to meet all of your minimum regulatory capital requirements as of the most
        recent practicable date. In addition, disclose if the company expects that amount to
        increase, i.e., if continued losses are expected.

The Offerings, page 10

18.   Please supplement your disclosure under the "Shares Offered" subheading to indicate that
        any purchaser of common stock in the offerings may be the only purchaser, given the
        lack of a minimum offering amount.

19.   To the extent known, disclose the directors' and officers' intent to subscribe for shares in
        the offerings, including quantification and indicate, if true, that they have not committed
        to purchase any shares. In this regard disclose the current number and percentage of
        shares held by this group, their ownership level given known current intent and the
        maximum level that they could own after the offering. Also address the effect of such
        levels of ownership on their control of the company, if material.

20.   Under appropriate subheading, please discuss the material U.S. federal income tax consequences of the rights offering, especially those concerning the receipt, lapse or exercise of rights. Also reference the more complete discussion in the body of the text.

Risk Factors, page 14

General

21.   We note in your introductory paragraph the statement that this section describes some, but not all, of the risks of purchasing shares in your company. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing. Please also eliminate similar language in the third paragraph on page 25 and in the fifth paragraph on page 37.

22.   Please consider adding risk factors regarding (i) limited cash and cash equivalents, (ii) liquidity risk and (iii) the possible failure or circumvention of the company's controls and procedures, as you have done on pages 18 and 22 in the Form 10-K for the fiscal year ended December 31, 2010.

We Are Not in Compliance with the Consent Order, page 15

23.   Please revise to update the status of your compliance as of the latest practicable date.

Failure to Comply with the Written Agreement . . . , page 16

24.   Please revise to describe the specific terms of the Written Agreement that you may have difficulty complying with and explain why.

We may face increasing pressure . . . , page 18

25.   Revise to disclose the aggregate dollar amount of loans sold during the last 5 years.

Risks Associated with the Offerings and the Company's Stock, page 20

26.   Please refer to the issues addressed in comment 11 above and add a risk factor disclosing the same.

The Company may issue additional shares . . . , page 20

27.   Revise to disclose if there are any other plans, arrangements, or understandings to issue additional shares besides the issuance in exchange for the 11% debt. In this regard, disclose the outstanding amount of the 11% debt as of the latest practicable date.

Use of Proceeds, page 25

28.   Please update as of the most recent practicable date and revise the disclosure to:
- Quantify the allocation of net proceeds between the company and the Bank, as a percentage or otherwise;
- Clarify the meaning of the terms "qualifying capital" and "qualifying Tier 1 capital;" and
- Disclose that there is no assurance of any particular level of proceeds from the offerings.

29.   Discuss what other measures the company has considered and which it is planning to pursue, if any, should the offerings not take place or be insufficient to enable the Bank to comply with the Consent Order with respect to total capital or Tier 1 capital, and please disclose the impact to the purchaser in the offerings. To the extent the company has no other plans, this should clearly be stated.

Capitalization, page 26

30.   The last two sentences of the first paragraph on page 26 should be printed in bold face type.

Description of Capital Stock, page 29

31.   Indicate the extent to which the shares to be issued in the offerings will be fully paid and non-assessable.

Certain Material U.S. Federal Income Tax Considerations for Investors, page 39

32.   Please eliminate references to "certain" material U.S. federal income tax considerations for investors and revise to clarify, if true, that the material U.S. federal income tax considerations for the rights offering have been disclosed.

Part II.

Item 13. Other Expenses of Issuance and Distribution

33.   You state that the table of expenses sets forth "all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with the offering." However, the prospectus cover page indicates that "[n]either the rights offering nor the public offering is an underwritten offering." Please reconcile your disclosure.

Item 17. Undertakings

34.   Revise paragraph 5 on page 48 to indicate, if true, that if any public offering is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering. Refer to Item 512(c) of Regulation S-K.

Exhibits

35.   Please file as exhibits counsel's legal opinion regarding U.S. federal income tax matters and the related consent. Refer to Items 601(b)(8) and (23) of Regulation S-K.

36.   Please file as an exhibit the form of subscription rights certificate and/or subscription agreement as described in the fourth to last paragraph on page 33.

37.   Please file or incorporate the letter from your former independent accountant as required by Item 601(b)(16) of Regulation S-K.

Form 10-K for the fiscal year ended December 31, 2010

Item 1. Business, page 1

Supervision and Regulation, page 12

38.   You may not qualify this section by reference to the statutes and regulations that are described. Please revise future filings to eliminate the qualification. In future filings please also eliminate the reference to "certain statutes and regulations" and indicate that all material information is discussed.

Item 2. Properties, page 26

39.   Please revise future filings to clarify whether you own or lease each facility listed.

Item 10. Directors, Executive Officers and Corporate Governance, page 94

40.   Please revise to disclose the ages of your executive officers. Refer to Item 401 of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners . . . , page 94

41.   We note your disclosure regarding beneficial owners of 5% or more of your outstanding shares of common stock as of December 31, 2010. Please revise to disclose the natural person who is the beneficial owner of the company shares owned by White Bay Capital, LLLP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc: (facsimile only)
        Gordon R. Lewis
        Warner Norcross & Judd LLP
        (616) 222-2752